THIS CONFORMING PAPER FORMAT DOCUMENT IS BEING SUBMITTED
             PURSUANT TO RULE 901(d) OF REGULATIONS S-T.

                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.   20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

[   ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ x ] Form 10-Q

For the period ended September 30, 1999.

     [ ] Transition Report on Form 10-K.
     [ ] Transition Report on Form 20-F.
     [ ] Transition Report on Form 11-K.
     [ ] Transition Report on Form 10-Q.
     For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                      budgethotels.com, inc.
                     Full Name of Registrant

                        File No. 0-26909

                        1449 St. Paul Street
                             Suite 202
                     Kelowna, British Columbia
                          Canada   V1Y 2E5
 _________________________________________________________________
          Address of principal executive office, including zip.

PART II - RULES 12B-25 and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed.

               (a)  The reasons described in reasonable detail in
                    Part III of this form could not be eliminated
                    without unreasonable effort or expense;
[ X ]          (b)  The subject annual report, semi-annual
                    report, transition report of Form 10-K, Form
                    20-F, 11K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

               (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

The Registrant is unable to complete the financial statements within the prescribed period.

PART IV - OTHER INFORMATION

1. Name and telephone number of person to contact in regard to this notification.

     William J. Marshall
     budgethotels.com, inc.
     1449 St. Paul Street
     Suite 202
     Kelowna, British Columbia
     Canada   V1Y 2E5
     (250) 868-1171

2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding
     12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify reports. Not subject to filing until September 30, 1999.

                    Yes x               No

3. Is its anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                    Yes                 No x

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


budgethotels.com, inc. has caused this notification to signed on its behalf by the undersigned hereunto duly authorized, on this 15th day of November, 1999.

                              budgethotels.com, inc.


                    BY:  /s/ William J.  Marshall
                         William J. Marshall, President,
                         Treasurer, Chief Financial Officer and member of the Board of Directors